Mail Stop 6010

	June 30, 2006


David Duquette
President
New Century Companies, Inc.
9835 Santa Fe Springs Road
Santa Fe Springs, CA 90670

Re:	New Century Companies, Inc.
	Registration Statement on Form SB-2
      Filed June 8, 2006
	File No. 333-134863

Dear Mr. Duquette:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Fee Table

1. Please provide us with an analysis which shows in detail how you determined the number of shares to register. Please include in your analysis the calculations you used to determine the number of shares underlying each relevant outstanding obligation to issue securities.
Also tell us the amount of consideration you received for each obligation pursuant to which you will issue the securities. Indicate the date on which you received the consideration. We may have further comments upon the review of your response.

CAMOFI Private Placement, page 3

2. Please revise your disclosure so that all of the material terms of your securities may be understood by your investors without reference to the underlying agreements. For example, please avoid using defined terms such as "Equity Conditions."

3. Please clarify your statement in clause (C) of the third paragraph so that it may be understood by your investors. For example, please clarify how this comparison will be conducted and the results measured, and when this comparison will take place.

4. From your disclosure, it appears that proceeds of the transaction have been placed in escrow. Therefore, it appears that the private transaction is not complete and it is inappropriate to register the related shares for public resale at this time. Please revise your registration statement accordingly. Please note that it is inconsistent with Section 5 of the Securities Act to negotiate any revisions to your private offering while the related shares are subject to a pending resale registration statement.

Selling Stockholders, page 20

5. Please revise so that the number of shares indicated in the last row of your column entitled "Shares of Common Stock Included in Prospectus" reconciles with the total of the number of shares being registered for resale by each selling stockholder. As appropriate, please make any corresponding changes to your registration statement fee table.

6. We note that you are registering for resale a number of shares (13,731,144) for CAMOFI Master LDC that exceeds the number of shares
(10,984,915) indicated in your first column as beneficially owned by
CAMOFI Master LDC. Please provide us with an analysis showing how you calculated these numbers and indicating why you can register shares for resale that CAMOFI does not own. As appropriate, please make any corresponding changes to your registration statement fee table.

7. We note the disclosure in the last sentence of footnote 2 to the selling stockholders table. This disclosure does not appear to be consistent with your other disclosure that the notes are convertible at fixed prices. With reference to the specific sections of the underlying agreements and instruments which govern the terms of the convertible notes, please tell us how the conversion features of your notes are intended to operate and revise your disclosure so that the operation of these conversion features are clear and consistent throughout your prospectus.

8. We note your disclosure in the second sentence of footnote 4 to the selling stockholders table. Please revise your disclosure so that it is clear how your footnote disclosure reconciles to the total number of shares indicated in the selling stockholders table as beneficially owned by Motivated Minds.

9. Please tell us how the number of shares referred to in footnote
5
to the selling stockholders table reconciles to the number of shares indicated in the table.

10. Please revise your disclosure in footnote 5 to clarify what you mean by "2,628,524 shares of common stock reserved for continuous basis offering" and provide us with an analysis showing how you determined that number of shares. Please tell us, citing with specificity the authority upon which you have relied, why you believe that you can register the noted securities as a "continuous basis offering" at this time.

11. Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale unless those shares were received as compensation for underwriting activities.

12. Please identify the individuals who beneficially own the securities held by the entities named.

13. Please disclose the exercise prices of the warrants.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3617 with any other questions.

	Sincerely,



	Russell Mancuso
	Branch Chief

cc:	Marc Ross, Esq. (via fax)
	Marcelle S. Balcombe, Esq. (via fax)
David Duquette
New Century Companies, Inc.
June 30, 2006
Page 4